                                  EXHIBIT 11

                       COMPUTATION OF EARNINGS PER SHARE


                                         Nine Months Ended
                                              March 31
                                     --------------------------
                                         1998          1997
                                     ------------  ------------
Net loss                              $ (805,375)   $ (466,310)
Net loss per common share             $    (0.17)   $    (0.14)
                                      ==========    ==========
Weighted average number of shares      4,804,048     3,405,131
  of common stock outstanding         ==========    ==========


Diluted loss per share is not presented as the effect of the potential conversion of preferred stock to common stock would decrease loss per share.

                                      11-1